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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3/A
                       RULE 13e-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                AMENDMENT NO. 2
                               (Final Amendment)

                        T/SF COMMUNICATIONS CORPORATION
                               (Name of Issuer)

                        T/SF COMMUNICATIONS CORPORATION
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.10 PER SHARE
                        (Title of Class of Securities)

                                  872857 10 7
                     (CUSIP Number of Class of Securities)

                            HOWARD G. BARNETT, JR.
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        T/SF COMMUNICATIONS CORPORATION
                             2407 EAST SKELLY DRIVE
                             TULSA, OKLAHOMA 74105
                                 (918) 747-2600

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copy to:
                             ROBERT A. CURRY, ESQ.
                               CONNER & WINTERS
                          A PROFESSIONAL CORPORATION
                            2400 FIRST PLACE TOWER
                              15 EAST 5TH STREET
                             TULSA, OKLAHOMA 74103
                                (918) 586-5711

This statement is filed in connection with (check the appropriate box):
a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_]  The filing of a registration statement under the Securities Act of 1933.

c. [X]  A tender offer.

d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE
================================================================================

      TRANSACTION VALUATION/(1)/                    AMOUNT OF FILING FEE/(2)/
--------------------------------------------------------------------------------
          $134,098,751.50                                 $26,820
================================================================================

(1) Based upon purchase of 3,331,646 shares at $40.25 per share.
(2) The amount of the filing fee equals 1/50 of 1% of the value of the securities to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $26,820

Form or Registration No.:  SC13E4/005-40867

Filing Party:  T/SF Communications Corporation

Date Filed:  September 8, 1997


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                                AMENDMENT NO. 2
                                      TO
                                SCHEDULE 13E-3


     This Amendment No. 2 dated October 9, 1997 (this "Amendment No. 2"), amends and supplements the Rule 13E-3 Transaction Statement (the "Schedule 13E-3") filed with the Securities and Exchange Commission on September 8, 1997, and amended on October 6, 1997, by T/SF Communications Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase all of its issued and outstanding shares of common stock, par value $.10 per share ("Shares"), for $40.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 1997, as amended and restated on October 6, 1997, and in the related Letter of Transmittal dated September 8, 1997 (which, as amended, together constitute the "Offer"), copies of which have been attached to the
Schedule 13E-3 as Exhibits (d)(1), (d)(2) and (d)(9). This Amendment No. 2 is being filed concurrently with Amendment No. 2 to the Statement on Schedule 13E-4 of the Company.

ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in Item 5 of the Schedule 13E-3 is hereby amended and supplemented by the addition of the following sentences at the end of
     Item 5:

          "The Company filed on Octobert 9, 1997, a Certification of Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") on Form 15 relating to the common stock of the Company. The Company's obligation, pursuant to Section 15(d) of the Exchange Act, to file reports pursuant to Section 13(a) of the Exchange Act, has been immediately suspended upon filing of the above referenced Form 15. Also, by letter dated October 9, 1997, the Company was notified by the American Stock Exchange (the "Exchange") that the Exchange was concurrently filing an application with the Securities and Exchange Commission to strike the Company's common stock from listing on the Exchange."

ITEM 16.  ADDITIONAL INFORMATION.

     The information set forth in Item 16 of the Schedule 13E-3 is hereby amended and supplemented by the addition of the following:

          "The Offer expired at 12:00 midnight, New York City time, on October 6, 1997. The number of Shares acquired pursuant to the Offer was 2,737,606."

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (i) Amendment No. 2 to Issuer Tender Offer Statement on Schedule 13E-4.

                                      -2-


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    T/SF COMMUNICATIONS CORPORATION


Date:  October 9, 1997              By: /s/ Howard G. Barnett, Jr.
                                        ----------------------------------------
                                         Howard G. Barnett, Jr.
                                         Chairman, President and
                                         Chief Executive Officer



                                      -3-



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                                 EXHIBIT INDEX

 EXHIBIT NO.                      DESCRIPTION
 -----------                      -----------
     (i)           Amendment No. 2 to Issuer Tender Offer Statement on Schedule
                   13E-4.